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                                                                    EXHIBIT 99.4


                               WIPRO TECHNOLOGIES
                             MORNING CONFERENCE CALL
                                  JULY 18, 2003

MODERATOR: Good afternoon ladies and gentleman. I am Prathibha the moderator for this conference. Welcome to the Wipro Q1 results conference call. For the duration of the presentation, all participants' lines will be in the listen-only mode. I will be standing by for the question and answer session. I would like to hand over to the Wipro Management. Thank you and over to Wipro.

LAKSHMINARAYANA: Good morning ladies and gentleman, first of all we sincerely apologize for the delay. There has been a problem in the exchange in Koramangala in Bangalore, so consequently all lines in this area were down. We are doing this call from our mobile phones, so there could be problems in the quality of the audio and we regret the same. We would request you to co-operate with us, and we would request you to speak a little louder into the phone when you are talking so that we could hear it properly, and bear with us if our audio quality is also not very good.

It is with great pleasure that we welcome you to Wipro's teleconference post our result for the first quarter of the fiscal 03-04. We have with us Mr. Azim Premji, Chairman and Managing Director, Mr. Suresh Senapaty, Chief Financial Officer, who will comment on the results of Wipro for quarter ended June 30, 2003. We are joined by Mr. Vivek Paul, Vice Chairman, Mr. Suresh Vasvani, President Wipro Infotech, Mr. Vineet Aggarwal, President Wipro Consumer and Lighting, Mr. Raman Roy, Chairman Wipro Spectramind, and members of the company's senior management who will answer the question that you may have. The conference call will be archived and a transcript will be available on our website www.wipro.com. Before Mr. Premji starts his address, let me draw your attention that during the call we might make certain forward-looking statements within the meaning of the Private Securities Litigation Reforms Act, 1995. These statements are based on our current expectations and are associated with uncertainty and risks, which could cause the actual results to differ materially from those expected. These uncertainties and risk factors have been explained in detail in our filings with the SEC. We do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date of filing thereof. Ladies and gentlemen, Mr. Azim Premji, Chairman, Wipro.

AZIM PREMJI: Good morning ladies and gentlemen. Your board of directors in the meeting held this morning approved the accounts for the quarter ended June 2003. Our results have been mailed to those registered with us and are also available on the website. Let me share with you some of our thoughts on how we see the environment. Our strategy of becoming a comprehensive IT solutions provider is beginning to be reflected in our operations and in our operating results. Revenues from business process outsourcing, which was nil last year, is now about 9% of our services exports revenues. Consequence to acquisition and internal initiatives our revenue from consulting services is now approximately 5% of our revenues for our global IT business segment, up from
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almost zero base a few quarters ago. We have significantly enhanced our ability to serve various industry sectors, the most recent example being the augmentation of our offerings in the area of financial services through our acquisition of Nervewire. Meanwhile, we continue to grow our traditional services, including infrastructure management and package implementation. In sum, we believe that we are moving in the strategic direction that we desire. Operationally though challenges in the near term continue. During the earnings call for our last quarter results, we spoke of the pressures in pricing environment. We saw that that manifested in price drops in work performed offshore as well as onsite in the quarter ended June 30, 2003. Additionally, the recent appreciation of the rupee against the US dollar has added a new challenge since the majority of our revenues are in dollars, and a significant part of our cost are in rupees. Although proactive hedging did help us in maintaining the exchange rates in this quarter, we believe this will remain a difficult challenge for us to manage effectively. Acquisitions post challenges in terms of successful integration and driving synergies, not to mention the short-term dilution in margins. Our experience in this regard so far has been satisfactory, both Wipro Spectramind and in our Energy and Utilities consulting practice have demonstrated synergies and turned in profits for the quarter ended June 2003. The charge that resulted from our acquisition of Nervewire has been reflected in this quarter's results. On the positive side, volume growth continues to be robust across verticals. Customer interest in offshore IT services continues to be high. The market for IT enabled services continues to grow and at a healthy pace, and we believe that with our leadership and track record of Wipro Spectramind, we are well positioned to lead this growth. We are also seeing increased traction in our product R&D technology business. We believe that unlike in 2002-2003 we will not experience a significant drag on our overall growth rates resulting from a decline in our product R&D technology business.

Going forward in our global IT services and products business, we will continue to pursue a strategy of becoming a comprehensive provider of IT services. In the same breath we will continue to aggressively pursue growth in revenues and in profits. I would now request Mr. Suresh Senapaty our CFO to comment on the result before we take questions.

SURESH SENAPATY: Good morning ladies and gentlemen, during the quarter we completed our acquisition of Nervewire in May 2003. We are reporting the financial results from this business separately within our global IT services and product business segment. During the quarter ended 30th June we had a sequential revenue growth of 6.2% in our global IT services and product segment, which was comprised of 5.1% revenue growth in our services component of our global IT business and 19.3% growth in our IT enabled services business. We are consolidating our IT enabled services business segment base into our global IT services and products business segment as of this quarter and I will touch on this in greater detail in a moment. A 5.1% growth in the services component of our global IT services segment was driven by 6.4% growth in the volume of the business, which was partially offset by a 1.4% decline in our realization rate for work performed offshore and a 2.6% decline in our realization rates for work performed onsite at our client offices. The growth in our IT enabled services business was are primarily due to growth in volume of business that was primarily offset by lower price realization of 0.5%
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and 2% lower utilization resulting from the net addition of over 1350 team members. For the quarter ending September 2003, we anticipate that we will continue to see volume lead growth with soft pricing. We expect a slight recovery in operating margins for the next quarter excluding the probable impact of appreciation of the rupee. The improvement will be driven by increased in offshore services, improved utilization rates for our employees, and prudent cost management. Effective as of the quarter ended June 30, 2003, we have merged our IT enabled services segment into our global IT services and product business segment and consolidated the result for the purpose of our financial reporting. We believe that this revised presentation reflects our view that our IT enabled services and business process outsourcing business is essentially a horizontal service that we are offering to existing and prospective clients of our global IT services and product business segment. In an effort to provide greater transparency of our operation performance we are also providing information regarding the performance of our subsidiary Wipro Nervewire Inc. separately. We will now be glad to take questions from here.

MODERATOR: Thank you very much sir, we will now begin the Q&A interactive session. Participants who wish to ask questions please press *1 on your touchtone enabled telephone keypad. On pressing *1 participants will get a chance to present their questions on a first-in-line basis. To ask a question please press *1 now. First in line we have Mr. Dange from CLSA.

ANIRUDH DANGE:  This is Anirudh Dange, are you able to hear me?

LAKSHMINARAYANA:  Yes Dange. Please go ahead with your question.

ANIRUDH DANGE: I had a question on your acquisition strategy because what appears to happen is that while your revenues have definitely grown over the past six or eight quarters because of acquisition as well as co-growth, it has hit your EBIDTA margin, so what I wanted to understand is that what is the view on future acquisitions and how would you rate I mean you had a internal bench mark of IRR on your acquisitions, how have the three acquisitions rated on those?

VIVEK: First of all Anirudh, let me just walk you through our experiences with the three acquisitions we have made. As far as Wipro Spectramind is concerned we had an annual operating plan and it met every parameter of that annual operating plan, so it was within both our IRR and our ongoing profit and loss estimates. If you look at the American Management Systems it continues to be within our IRR calculation, it had a loss in the fourth quarter of last financial year, which was the first quarter of our acquisition, and this quarter it swung into a profit, so I think that what we are seeing is it is still on track in terms of giving us both an IRR benefit as well as a P&L benefit although it is still dilutive to our margins. We expect that this will continue to improve and over time I think we will continue to get the benefits of that. As far as Nervewire is concerned, as we have had with the other acquisition we had an initial cost up front of a retention bonus that we have typically paid out, as a way for us to recognize that retaining people is part of the acquisition cost that retention bonus hit us in the last quarter. Some piece of that would
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hit us in the next quarter. In addition, on a ongoing P&L basis in the last quarter, Nervewire came in lower than what we were anticipating it to be, primarily driven by a couple of customers that delayed some big project signing until the uncertainty created through the acquisition settling down. Going forward, the way that we look at acquisitions is that there are two different parameters one is they have to meet IRR requirements, the second is they have to be able to meet our P&L requirements. In other words IRR returns that creates a huge negative in the first two or three quarters is a big problem. I think we have tried to work our way to ensure that we do not have that but we do have retention bonuses, and our expectation is that as we make acquisition in the future they will be there.

ANIRUDH DANGE: More on that. Basically if I look at it your Nervewire was targeted towards the BFSI segment and AMS towards energy. Do you see any places where there are lacunas where you need to add through inorganic growth or do you think that right now you are comfortable and you would stay for may be two or three quarters before you take a new acquisition strategy.

VIVEK: I think what we do is we continue to look at acquisitions based on the desirability of the acquisition on an opportunistic basis. So we have not slowed down our efforts to do an acquisition and by the same token you know I cannot say that we will do that unless we felt it met the requirements. So I wish I could say that we target that this particular quarter we will make this kind of acquisition. That is just not practical. What is practical is that properties come up, you assess them, and if they are good and good value, you go for it.

ANIRUDH DANGE: Okay, just one small final question on Spectramind margins. If you could give either the EBIT or EBITDA margins on Spectramind it would help, because a lot of reclassification has created some doubts.

SENAPATY: Last quarter ending June, the apple to apple operating margin that delivered was about 23% so there is a little bit of dip because of let us say increased head count which they have hired which is mostly on the training and the billing value of that has not flown through and we expect that to happen in this particular quarter and therefore we would expect some improvement in that in the current quarter.

ANIRUDH DANGE:  Okay thank you.

MODERATOR: Thank you very much sir. Our next question comes from Mr. Chetan Shah of Quantum Securities.

CHETAN SHAH: Yeah, this was in connection with the stock options that were given to Spectramind which has resulted in some kind of a loss, whether this charge are going to repeat in remaining three quarters?

SENAPATY: Yeah, you know actually this happens in US GAAP, what happens is when we acquired the company and there were some un-vested options. Now post vesting of
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these, the employees exercised them and pursuant to which what happens is that on the Indian GAAP there are no issues, but on the US GAAP it typically gets a treatment like sale of the shares and therefore the price that were realized on the basis of the exercise price that was determined was lower than the carrying value because there was an element of goodwill too when we did the buying. Therefore this happened, and it is a big chunk. I suppose there will be another big chunk that will happen after a year, there may be happening something small later on, but a bigger chunk would happen again in the next year. But another good thing is that we have call option as well as the employees has a put option, post expiry of 180 days from the date of exercise, so therefore eventually it would perhaps get bought over.

CHETAN SHAH: Okay, and regarding the equity and losses of affiliates like Wipro GE and Peripherals; in case of Peripherals already it has come into profits, what about the target for Wipro GE Medical.

SENAPATY: Yes, like we stated before our objective is to make sure that in the financial years 2003-2004 we will exit with the profitability.

CHETAN SHAH: Okay and if you can give some kind of intimation on the consumer care that acquisition of I think Chandramukhi brand.

SENAPATY: We are not after any Chandramukhi brand; I think the indication of yours is with respect to Chandrika.

CHETAN SHAH:  Oh! Sorry yeah.

SENAPATY: Yeah, now so far as that Chandrika brand is concerned we have got into a marketing arrangement with the Chandrika family to distribute that product in specified state on an exclusive basis for a finite time, that is the arrangement with stands today and we will continue to be valid till such time the contract expires.

CHETAN SHAH:  Okay, thanks a lot.

MODERATOR: Thank you very much sir. We have our next question from Mr. Amit of Birla Sunlife.

AMIT:  Hello, can you hear me?

SENAPATY:  Yes Amit go ahead.

AMIT: Okay, first question, Vivek, if you could give us the sense of if you observed any change in the sentiments at the client level given the fact that we are getting a feeling that the US second half is going to be better off. Is there a sense among the clients to take decision faster and is it fair to relate this to your expectation of stabilized billing rates going forward?
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VIVEK: Yeah, I think you know if you look at the clients, they continue to be very interested in offshore, they continue to want to scale up, I think what we are seeing is many of the uncertainties over the past in terms of travel, etc. are gone, you know we are getting the same number of client visits. So I would say overall a general, you know not a huge but a general; I would say acceleration in terms of interest. So we continue to see this kind of a you know we saw what we thought was a steady quarter and we continued to see that kind of steady growth going out. As part of that what we are also seeing is that we are seeing both a more limited customer expectation of price reductions as well as more balanced behavior by competitors on pricing, particularly since not only have all the benches cleared but the easy availability of talent in the Indian market is also subdued and so now we actually have to work towards hiring good people. So I think that combination of more supply limitations coming up and as well as the increasing demand helps us saying that the pricing situation is beginning to stabilize. I would still not call it as saying that we are going to see pricing begin to go up but I think that we would not see the quantum of declines that we saw in the past going into the future.

AMIT: Okay, I got a second question. There are some retention bonuses to be paid out to the Nervewire team, now could you quantify that what was it that was paid out and well is it a payout that it is completely done or there could be a replication in the subsequent quarters?

SENAPATY: Yeah, actually like we have these concepts, which is at 100 days bonus and one year and end of two years kind of thing. So in this quarter ending June we had posted a loss of Rs. 105 million, which is in line what we had taken into account while doing the acquisition. So far as Q2 is concerned that is month of September, we will perhaps have a loss of the similar proportion because yes it will continue to have a component of bonus and also it will take some more time to be able to get this synergies into play. Unlike in AMS acquisition, the utility acquisition where in the quarter ending March we had posted a loss and in the quarter ending June we have made it profitable. Our own expectation is so far as this entity is concerned it will take fewer more quarters.

AMIT:  Okay, all right, thank you.

MODERATOR: Thank you very much sir. Coming up next is a question from Mr. Rahul Dhruv of SmithBarney.

SENAPATY:  Yes Rahul.

MODERATOR: Hello Mr. Dhruv, are you with us sir? Our next question comes from Mr. Sandeep Dhingra of JB Morgan.

SANDEEP DHINGRA: Yeah, hi, good morning. Two questions; one is, could you walk us through how the exchange rate has impacted your number in this quarter.

SENAPATY: Yeah, so far as the quarter ending June is concerned, we have not seen much of the impact of rupee exchange rate, in fact it has done little bit of favorable impact, but
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we would see impact of that in the next quarter, we had seen the impact of that in the March quarter, which is like you know we have for several years had been engaged in hedging of our currency dollars based on the kind of exposure that we have had but the impact of that will be felt in the next quarter.

SANDEEP DHINGRA:  And on the margins is at 60 bases points, 70 bases points.

SENAPATY: Yeah like we said for every 1% change in the exchange there will be a 40 to 50 bases points of impact on the margins.

SANDEEP DHINGRA: And what is the difference between US GAAP and Indian GAAP, you know up to the EBIT level, because there seems to be a substantially difference in the profit amount.

SENAPATY: Yeah you know because what happened was in case of Wipro Spectramind when we acquired the company there were some un-vested option and some of that got vested in the month of June and because of that exercise the 100% owning got diluted to about 95%. Now, we have a call and the employees had a put option on the company post expiry of 180 days from the date of exercise. The way it is treated in the US GAAP is like it is treated as a sale of shares and therefore though the exercise price was at a much earlier level because our acquisition price included a component of goodwill, the sale price tended to be lower than the price at which we were carrying in the books, and therefore it is treated as a loss, which is routed through the P&L account, but the moment any particular purchase transaction takes place, which is after 180 days, it will come back through the results.

SANDEEP DHINGRA: No Mr. Senapaty I think I was referring to the number before this, if you look at the operating profit, that is your EBIT, even at that level there is a you know 15 Crores difference between US GAAP and Indian GAAP.

SENAPATY: Yes. There are basically two components; one is this amortization of intangibles arising on account of acquisition, which gets done in US GAAP but not under Indian GAAP. You know, in the Indian GAAP, the entire thing is classified as goodwill and is submitted on the impairment just like it is in US GAAP, but in US GAAP, a portion of it is classified as intangible, which gets amortized.

SANDEEP DHINGRA:  Right.

SENAPATY: So, that is one and the other one is this compensation cost, staff compensation, and the third one is the SAB 101, which means some our revenue in Wipro Infotech, which is in the domestic business, wherever you have some kind of payment terms linked to instillation, there is a deferment of that revenue that takes place, and therefore the profit arising out of that does not get recognized in the US GAAP unlike it is in Indian GAAP.
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SANDEEP DHINGRA:  Right.  Just one final question on a strategy level.  If you measure the business performance in return on invested capital, fourth quarter of 2002 we were at 101% on you know on Global IT services. Now we are at 41%, so we are down 60% in the space of five quarters.

SENAPATY: Right. You know, you have to appreciate the reclassification in the sense that when you are talking about March 2002, the acquisition of Wipro Spectramind was not there and it came in later, so all these acquisition now has been tucked into Global IT services and therefore the goodwill is also sitting on the balance sheet. So eventually what happens is apart from whatever you are doing organically whenever you resort to the inorganic growth, you tend to pay a higher price but you do get a quick ramp up and eventually over a medium to long term it should taper off.

SANDEEP DHINGRA: But just, my question is where would steady state be? I mean because you know fundamentally cost of capital is still much lower, so should it converge lower or should it stabilize at some level, I mean, how does the management see this, the trend?

VIVEK: You know, for example if you look at the, you know, our key driver is primarily operating margin and generally operating margin flows through in terms of net income and it flows through in terms of return on capital employed except in case of acquisition. So, but would we not do an acquisition just because return on capital employed stands depressed, as long as we think that it is a growth driver and also we think that in the short term to medium term, it will turn around in operating margins and therefore operating margin will not be dilutive, we would continue to pursue acquisition.

SANDEEP DHINGRA:  Okay.  Thank you.

MODERATOR: Thank you very much sir. Next question comes from Girish Pai of SSKI Securities.

GIRISH: Yeah. Hi. I just wanted address the gross margin decline that you seen on a sequential basis from the fourth quarter, I think it has been approximately about 400 basis points in the Global IT services and products business, including IT enabled services. Can you just walk us through what is the reason why you seen a 400 basis point, what are the components that resulted in this 400 basis point drop.

VIVEK: Let me, look at, sequentially if you keep the Nervewire component out, which we have disclosed separately, the Global IT including the IT enabled, there is operating margin EBIT for the quarter ending March was 24.6%, which is down to 22.2% for the quarter ended June, which means a delta of 2.4% adverse.
If you look at the component, a. we had a lower realization from our customers including overrun in the FPPs etc., which impacted for about 1.6%. There is upside in the margins, utilization, because we increase the utilization by 3-percentage point and therefore the overall operating margin went up by 1.4%. Like we have stated before, the SG&A we continue to spend and that had a adverse impact of 0.4%, and the final big ticker is on the product and the IT sales
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and some amount we collected in the form of a termination fees in March quarter, and these are in a manner of speaking one time or do not happen on a repeated basis quarter after quarter in a similar proportionate. So, on an incremental basis, we had lesser of product sales and IT sales, and therefore impact about 1.5% from quarter 4 to quarter 1 adversely. So combination of all these account for about 240 basis points and therefore the operating margin of 22.2%.

GIRISH: Okay. In terms of salary increases, have you increased salaries in the June quarter or do you see this coming through in the September or the subsequent quarters.

VIVEK: Yeah. There is not any across the board salary increases that has been given in the June quarter, and it will be reviewed subsequently in terms of to be given in the future quarter. In Wipro Spectramind, we should give a salary increase effective April 1.

GIRISH: Okay. Just one last question on technology services. Can you just comment on how things are turning out there?

VIVEK: For technology services what we are seeing is that generally our technology customers beginning to feel that they have hit bottom, they are beginning to see their way out, wanting to reinvest in their product roadmap. As a result there is a heightened interest in doing R&D in the offshore, so I think that continues to also be a good trend. What we are seeing is that telecom equipment providers are being more reluctant to invest in their own centers versus the other parts of the R&D services customers, and as a result we are getting more growth and more share of their India spend in that segment, so our R&D services business itself found that telecom business grew at a sequential rate on 10%, the embedded and product engineering side it only grew at 5%, and a share of that offshoring growth would be Indian development centres of those customers.

GIRISH: Just a followup question, do you see any kind of vendor diversification strategy being followed by technology R&D services customers.

VIVEK: I think that in most of our cases, already we are in a multivendor situation, so virtually every one of our large customers is in a multivendor situation. On the IT enabled side, similarly it is already happened that we have multivendor situation, so I guess, you know, we are used to multivendor situations and it is changing the game for us.

GIRISH:  Thank you.

MODERATOR: Thank you very much sir. Next in line, we have Mr. Sanjeev Kapoor from Way2Wealth Securities.

SANJEEV:  Hello.

VIVEK:  Yes.  Please go ahead Sanjeev.

SANJEEV. I just wanted to clarify one point, the difference in sales, if you look at the Indian GAAP as well as a US GAAP, is it because of a deferment of some revenue under Wipro Infotech.

VIVEK:  That is right.

SANJEEV:  That is because of that.

VIVEK:  That is right.

SANJEEV:  Okay.  Thanks a lot.

VIVEK:  Thank you.

MODERATOR: Thank you very much sir. Next we have Ms. Priya Rohilla from Birla Sunlife.

PRIYA: Yeah. Good morning sir. First question is with respect to the increased traction you have seen in the offshore from the customers, if you could highlight particularly from the point of view of your top 10 clients rather?

VIVEK: I think that if you look at the accounts that we have in top 10, six have actually grown in terms of quarter on quarter basis, and four have actually come down. We are seeing generally growth in some and decline in some.

PRIYA: Okay, and if you could give some outlook on the onsite and offshore mix given that it has been same as what you have seen in the fourth quarter and how do you anticipate it in the coming quarters.

VIVEK: I think we will see some slight improvement in terms of offshore ratios, but if you think about the reasons for our onsite ratios being higher in each practice line, in each vertical, we do actually see more offshore revenue, but our mix of business is tending towards more onsite centric businesses. Out package implementation business continue to be our fastest growing segment. That has more onsite business. In addition, as a result of the acquisitions, our consulting business is more onsite centric, and that has really grown as a percentage of total. So outlook is I would say mild improvement in the offshore ratio.

PRIYA:  And, if you could comment on the outlook on the utility segment.

VIVEK: I will have Sudip Banerjee talk about that, he is president of our enterprise solutions business and utilities vertical falls into that.

SUDIP: Yes, on the utility segment, we have had the integration completed from the erstwhile AMS, and that part of the business has shown significant growth beyond our expectations, and we have turned around a profit in this quarter on the consulting side of
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the business. The good news is that both in the existing utilities business and the acquired piece, we have added on clients this quarter. We have also diversified our client's base. We have had more client additions in US, and we have also had client additions in the parts of continental Europe. So overall, we have had growth in all segments of the utilities consulting practice, and clients have come in with different types of services. We have also been able to cross sell services, so which means existing clients have got consulting services sold into those account, and offshore development services have been sold in the erstwhile clients of the acquired piece.

PRIYA:  Okay.  Thank you very much.

MODERATOR: Thank you very much madam. Coming up next, there is a question from Mr. Sujeet of UBS.

SUJEET: Hi. Just two brief questions. One was, see your volume growth in the core business is around 6% sequential. You are saying things are looking to be slightly improving overall, so going forward, do we expect you to breakout of this range and may be post higher sequential volume growth, so what is the outlook there; and the second one is on pricing. You again mentioned, Vivek, that pricing seems to be slightly you know getting more stable. In that contest wanted to check with you that we are still hearing that the new customers are looking at fairly low rates, may be in the between 15-20 dollar range for slightly high scale contracts, so is that changing or how are you factoring that into your sense. Thanks.

VIVEK: Okay, let me first start with in terms of the volume, we have guidance for the next quarter. We do not really give guidance for the full year, so I cannot add anymore than the guidance we have already given. In terms of the pricing, you are absolutely right, many customers are demanding very low price, but what we are seeing is that there is a rationality that is emerging both in terms of the providers of services as well as these customers. So, you know there are a few large deal kind of situations where you have big RFPs, but you know where pricing can be keen, but frankly I think that even there we are beginning to see some more semblance of stability. So, I would say that you know again it is too early to call it a complete victory, too early to say the thing has turned around, but certainly the negatives are beginning to get mitigated.

SUJEET: Okay, and on the volume side, I mean the point of was not really for the full year, but sequentially speaking are you expecting this trend of 5% to 6% to growth improve or still going to be in that range.

VIVEK: I think that all I can say there really is the guidance is given you know I cannot give you any more numbers than that.

SUJEET:  Okay, what is the guidance incline for the quarter?

VIVEK:  We have given $210 million for the next quarter.
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SUJEET:  Okay, thanks gentlemen.

MODERATOR: Thank you very much sir. Next in line we have Mr. Anantha Narayan from Morgan Stanley.

ANANTHA NARAYAN: Hi, good afternoon everyone. We did followup on the technology business in the sense you have mentioned that the traction of there is improving. Is it uniform across all aspects of their business or are they some portions that are growing and the others are not.

VIVEK: I would say that within our business frame what we are seeing is that the telecom service provider has been down for us that related more accounts specific than industry wise I think that we continue to get industry wins there, and on a sequential basis that has gone up. If you look at telecom and Internet, the telecom equipment manufactures, we have seen good growth there on a sequential basis, 10% volume growth, and on the embedded and product-engineering side it has been about 5%.

ANANTHA NARAYAN: Okay and my last question was on Wipro's financial performance relative to its peers. While we appreciate that some of the initiatives that you are taking and addressing new business segments is distinguishing you all, but the relative financial performance is still hurting, and what is your assessment of when these initiatives will help you post better performance you know is it over the next three-four quarter or should we be looking at longer time frame than that.

VIVEK: Well I think, it is difficult to comment on you know how we do relative to everybody else in the industry because not all the results are in, but ultimately this is a race against ourselves and we have to make sure that we stay on course to build the global top 10 services provider, we continue to make progress everyday. I think that as far as the financial results are concerned, we have taken the acquisition steps only recently. The Wipro Spectramind has come in and already contributed, the AMS business and the Nervewire businesses are recent. I cannot say that we have had many years of experience in terms of doing acquisitions in this space, so you know it is on this particular day things will turned around, but what we do know is that there are some transitional costs, for example, the retention bonuses, but over the long run building and consulting business, building that end-to-end provider will help us. I am sorry, I cannot give you very specific number of that.

ANANTHA NARAYAN: Sure, just on the operating profit margins excluding the possible impact of the exchange rate, would it be safe to assume that we probably seen the bottom at least for the next three or four quarters.

VIVEK: Well, you know I think that this market is still quite turbulent, so we do not want to call you know quarter after quarter after quarter so we do not want to four quarters out, but what we do see is that at least in the immediate term that holding aside the rupee impact that we should be able to offset a lower price drop with a better SG&A cost and utilization improvement.

ANANTHA NARAYAN: Thanks Vivek and all the best for the future.

VIVEK:  Thank you.

MODERATOR: Thank you very much sir. We have our next question from Mr. Mahesh of Refco Securities.

MAHESH: Yeah. Hi. If one compares you with your peers in terms of EBIDTA margins, then among Infosys, Wipro, and Satyam, Wipro currently has still lowest EBIDTA margins. Prima facie the prognosis would seem the revenue growth incidentally has lagged Infosys in the recent past, it would seem that despite sacrificing on profitability, the revenues are not really coming in. I would appreciate your comment on this.

VIVEK: I think that you know if you look at the EBIDTA margins, are you talking about an aggregate including Wipro Spectramind including everything basis.

MAHESH: No. No if one strips that out, the EBIDTA margins would be something like let us say in the range of 25, I would not have the exact figure because the details are a bit sketchy, 25, 26 or so, where as in care of Infosys it is 30+, in case of Satyam it will be about 29 or so.

VIVEK: Yeah. I think that you know it is really over the past two quarters we have been hit by the acquisition cost and I think that has been unusual, also I think that we had the pricing reduction, which has hurt our margins, so I would say that you know it is clearly if you look at the volume so that is on the margin side, if you look at the volume growth side, the fundamental big driver is the tech businesses, if you look at our technology businesses, they were a drag a few quarters ago in terms of you know declining versus growing, now they are growing, but they are growing at a slower rate than on the IT side, and I think that our split of businesses between technology and information technology has held back our overall growth rate.

MAHESH: Okay. Secondly there have been rumors of some domestic acquisition by Wipro. Well, I do not expect a comment on specific entities. Does Wipro strategically is considering domestic organizations at all for acquisition.

VIVEK: Well, we consider everything. So, we have looked at domestic organizations in the past. We have looked at domestic organizations for Wipro Technology, for Wipro Infotech, for Consumer Care, so I think that you know we have taken a look at all the different place, but relating to the Wipro Technology space, we have not seriously looked at consolidation place, in other words, we have looked more for market for print expansion than consolidation place.

MAHESH: One last question. Your attrition rate has gone into double digits in this quarter. Is it concerning or is it just something under complete control.

VIVEK: Well, the question really is what is your normal levels. You know the fact that it has gone up is indeed concerning and we are taking a look at what we need to do to be able to retain our employees including being able to part through a salary increase effective October for the Wipro Technologies people, for Wipro Spectramind we have already done that effective April, so I think that we are taking the necessary steps, but we do view the situation with concern, so we are trying to do what we can to protect it, but at 10.5% it is not disruptive to business.

MAHESH:  Thanks a lot.

MODERATOR: Thank you very much sir. Our next question comes from Mr. Bhuvnesh Singh of CSFB.

BHUVNESH: Hi sir, thanks for the chance to ask the question. On employee front are we seeing that there is a some tightening of supply situation or are we still seeing that number of laterals are available for us to hire.

VIVEK:  We are definitely seeing a tightening situation.

BHUVNESH: And do we think that situation would lead us to somewhat better pricing environment as such.

VIVEK: I think that is a natural corollary that if supply beings to shrink, you know, the pricing tends to move.

BHUVNESH: Okay. So, are we seeing that there is some sort of a greater restrains amongst our competitors and then they bid for the contract as such.

VIVEK: Yes. I think that what we are seeing is not as you know not as aggressive price discounting as we were seeing before.

BHUVNESH: My second question is basically on our domestic IT business. In that we have seen suddenly the product business has contracted significantly in this quarter. Any particular reason behind that?

VIVEK: This last year and last quarter, we had some of the large networking deal, which and also so far as this quarter ending June is concerned we had some orders, but we did not execute by the 30th of June and therefore we had some amount of spill over into this quarter, but as you know the focus in the domestic IT services and product business is service, and from a service prospective we have grown 25% year-on-year and similarly even on the profitability.

BHUVNESH:  Thanks a lot sir.

MODERATOR: Thank you very much sir. Coming up next is a question from Mr. Anupam of HSBC.

ANUPAM:  Yeah.  Hello, can you hear me?

VIVEK:  Yeah.

ANUPAM: Yeah, thank you very much for the question. One quick house keeping, does the guidance for the next quarter include Nervewire.

VIVEK:  That is right.  The $210 million includes for Nervewire.

ANUPAM: Alright, thank you. I think the next question is, Vivek, you mentioned that there is a price stability I mean there can be a bit of utilization improvement next quarter, there can be a movement at onsite offshore rate, so on a quarterly basis we can see a non-unidirectional play in terms of variables. But if you look at a little longer term on a structural basis, clients are asking for volume discounts. You guys are coming at probably lower than average cost. There is more onsite centric work. The new services per se are in a direction of a lower margin business. So, if you remove the noise of or if you remove the unidirectional behavior of small variable, is it fair to say that there is a slope which might be lesser than what it was earlier, but definitely we are leading to a little lower margins then before.

VIVEK: I think that you know in percentage terms margins have already come down. So, I think that you know even if they stayed at the same lever over the next couple of years, it will be lower than before. I think that overall though you know we are just going to be able to manage that mix. I do think though that ultimately the gain will continued to be volume increases as offshore becomes more and more competitive, volume increases as the range of services that companies like Wipro provide, and a margin stability that allows us volume increases to be able to drop to the bottom line.

ANUPAM: Right. Okay. On competition, I am talking about competition from MNCs in India. Now I think it is fair to say that whilst they are not ramping up the way some people meant it out to be, but competition sometime does not have to be successful to be disruptive. What is your take on the evolving landscape in terms of competitions form MNCs in the country?

VIVEK: I think that you know we are seeing MNCs continue to get more and more aggressive. They were more aggressive in the last quarter than they were under a quarter before. So, we do continue to see them do that. We do continue to see them particularly aggressive in their existing customer base. So I think that we do have a situation where we are looking at more and more competition, however, customers are quite discerning and so when a competitor says well you know I am willing to hold on to you, but I like to do you offshore work. They ask show us how you are going to do it and so for example in one instance we had a multinational competitor, tell them they going to send a team from their local office for knowledge acquisition at their normal rates and then the team that would actually execute from India would be a different team and the customer kind of looked at them you know with their mouth open saying obviously you do not understand how the global delivery thing works. So, I think that what we have is you know customers are being discerning, they are saying look until you can demonstrate that you have that capability we are not going to go there and as a result I cannot say we have lost out of business to them but they are certainly out there, and you are right they can be disruptive and as long as we educate our customers so that they don't take them at face value I think we are in good shape.

ANUPAM: Right. Thanks Vivek. Just one final suggestion to the management, I think, if you can continue to report the ITES separately, I am sure there are reasons for the management which you have articulated are valid, but at the same time we are going through a phase of too many acquisitions, we are going through a transitionary phase, and at this stage if we can get some separate numbers, I believe, personally, that will help. Thanks a lot.

VIVEK: You know that is a fair suggestion, but you know the way we operate in terms of our own planning process also is that the IT enabled services' target is built into the various verticals under which we operate in Wipro Technologies. So, it is a multiple target matrix organization how we operate. So, therefore we though this is the most appropriate. However, whenever required, we will be able to share with you whatever information you need so as to give you as much comfort.

ANUPAM:  Alright.  Thanks a lot and best of luck for the future.

VIVEK:  Thank you.

MODERATOR: Thank you very much sir. Next in line, we have Ms. Mitali Ghosh from DSP Merrill Lynch.

MITALI GHOSH: Yes, hi, good morning. I wanted to check firstly on the pricing environment. While you did mention that there is some rationality in pricing today, what are you seeing in, I mean, can one interpret that to mean that essentially incrementally prices are somewhat more stable, and secondly are the existing customers, you know, coming back for re-negotiations and what proportion of your existing customers would have re-negotiated?

VIVEK: Mitali, yes in terms of pricing I would say that the good news is not that good that we expect the prices to stay flat or go up yet. I think what we are expecting is that the declines will attenuate, so I think that is one thing. The second with regard to existing accounts, you know, we have continuous negotiations through the year, but what we are seeing is that at least in the negotiations we held through the past quarter, the situation was not as bad as it had been in the past.

MITALI GHOSH: Right, and also the BPO, if you could mention on what the outlook is on pricing?

VIVEK:  Let Raman talk about that.

RAMAN: Hi, Mitali. The pricing environment continues to be challenging on the BPO side. They have continued to be people in the market place quoting prices that in our opinions are not commercially viable. As Vivek said, the customer continues to be discerning. The customer will choose the partner they want to go with, but these prices that they utilize to negotiate are the people that they may not want to do business, but they have given them prices that are used for negotiation. So, we are seeing certain amount of responsibility coming in particularly in the last six to eight weeks, but it is too soon to say whether the behavior will be any different.

MITALI GHOSH: Sir, overall in terms of pricing then even in just IT services, is it fair to assume that on a weighted average basis, we should continue to see those declines over the next few quarters?

VIVEK: I think we can expect to see a decline in this coming quarter. I won't look out more than that, but it will be less than before.

MITALI GHOSH: Again I was, you know, I think in the opening remark Mr. Senapaty mentioned that you are looking at improved margin in the next quarter, but given that utilization is possibly at a peak and you know pricing is likely to decline at least in a weighted average basis, and you also spoke of the tightening employee situation, I mean, what is really the reason for that confidence?

SENAPATY: Mitali, when I said that I said that but for the rupee exchange difference, our endeavor would be to put up with a sustainable operating margin or better if not better, and the way to go about it is like Vivek said that we will look forward to some kind of improvement in the offshore, yes utilization has already improved but there is scope and therefore we will work on that. There will be some optimization of the general administration expenses, which we would think about, and similarly on the promotional and the travel expenses. So, there are various areas we have identified and we will be working on to, you know, achieve our aim.

MITALI GHOSH: Are we to think that utilization would be somewhere near a peak?

SENAPATY: It is, therefore as and when you are already close to a peak, the situation becomes tougher to achieve anything better, but we are still working on it to improve it further.

MITALI GHOSH: And one final question on your pipeline, if Vivek could talk about the pipeline and compare it versus April in terms of total value of RFPs, also what you are seeing in terms of services demand, that will be very useful.

VIVEK: I think that we continue to see a healthy kind of increase in that. I don't think that we are seeing any step function change, but we continue to see a healthy increase, that is the healthy improvement.

SHEKAR: Onsite people has gone up quite dramatically during the quarter as compared to the previous quarter while the total number of person, man months billed onsite or man months available onsite hasn't increased that much. So, can you just explain what is the main reason behind it?

VIVEK:  Could you repeat the question please?  We missed the beginning.

SHEKAR: The people located outside India, that has gone up as a percentage of total employees from 23% in Q4 of 03 to 28% in Q1 of 04, while the number of person months available onsite has gone up by just something like 9%, while so many people have been located outside India?

LAKSHMINARAYANA: Yeah, see what we given the matrix is the snapshot picture as in the close of the quarter and that primarily increased also because the acquisitions we have had. So, the man months and this may not necessarily correlate.

VIVEK:  Did you get the answer please?

SHEKAR:  Yeah, we got the answer.  Thanks a lot.

VIVEK:  Great.

MODERATOR: Thank you very much sir. Our next question comes from Ms. Kamakshi Rao of Capital International.

KAMAKSHI RAO: The question is on your sales and marketing infrastructure for IT services and IT enabled services. What is the size of this infrastructure today and what are your plans for the future?

VIVEK: If you look at the total number of sales employees we have, we have a 147 + 18, 165 people, and in terms of the outlook, our expectation is that this will go up a little bit but a lot of the focus will be more on marketing events than head count increases.

KAMAKSHI RAO: When you decide, you seem to, so you are suggesting that this level is adequate for the growth that you expect this year. How do you estimate the value of the sales and marketing person or the value of this infrastructure, and how do you take the decision on dedicating more to it?

VIVEK: I think that what we have to take a look at is how much we can improve our sales per sales person as well as take a look at what we can do in terms of getting a broader range of services out there. So, typically what we have done is over the past year or so we have cut back in terms of our investments in pure sales people and are increasing investments in account managers and strategic account managers to try and break that scalability barrier in terms of growing existing accounts.

KAMAKSHI RAO: Okay. And this 147 + 18, is that 147 for IT services and 18 for IT enabled, or what are the two categories?

VIVEK:  That is correct.

SENAPATY: While that is true Kamakshi, 18 is dedicated IT enabled, but the 147 would also do IT enabled because of the account management and because they are the traditional accounts of Wipro Technologies to which this BPO services are being sold. So the go to marketwise, all this team is available for BPO services and 147 only IT services.

KAMAKSHI RAO: The process by which you pruned down the sales people and increased the account managers, has that been a change in the people or has that been a change in job responsibilities?

VIVEK: I say about half and half. We have given that opportunity to about half of our people to go into account managers and half the time we have brought in new people.

KAMAKSHI RAO: And just a last question on this point. What would the 147 and 18 have been a year ago?

SENAPATY: Eighteen was not there because we acquired the Wipro Spectramind, so far as 147 is concerned, it was 111.

KAMAKSHI RAO:  Okay, thanks a lot.

SENAPATY:  Thank you.

MODERATOR: Thank you very much madam. We have our next question from Mr. Rahul Dhruv of SmithBarney.

RAHUL DHRUV: Yeah, hi. You know, my question was on SG&A, it has gone up from, you know, the low teens to 16% and,
   A) We have not seen that much increase in the head count as we just discussed, and
   B) That has not really resulted in the company actually moving into that trajectory of growth which couple of your other competitors are in.

So when do you really see the benefit of this additional 400 and odd basis points that you have invested in the last four quarters?

VIVEK: I think that if you look at the sales and marketing investments, there has been an increase in the head count. We just talked about it going from 111 to 147. So, I think, that you know you had said that there was no increased head count there. There has in fact been there. I think in terms of the overall SG&A investment, I think that what we have to take a look at is how much of that is relating to what we had in this quarter as an unusual kind of delayed receivable collection, which created a provision for doubtful debts, which in fact got rolled into the SG&A, but ultimately I think the challenge really is how quickly we can get our technology sectors to pick up so that we can not have that growth disadvantage and most recently in this quarter we felt that we did not get the scalability in the banking and financial services sector that perhaps put us further behind. So, I think the next challenge is that can we get Nervewire to also address that gap.

RAHUL DHRUV: Okay. You know your margins, PBIT margins that are around 20% odd from back of the envelop calculations for this quarter, and that puts you on a huge difference with the other players as discussed earlier in this call. Now, what do you really expect to happen is that your competitors will come down or you will go up or you will pull the convergent somewhere in between?

VIVEK: The good thing about our job is we don't have to spend as much time thinking about what the other guys are going to do. So, I think I will leave that to you in terms of what they are going to do. I think our intention is exactly what we laid out earlier which is we will improve our margins absent rupee changes for this quarter coming up.

RAHUL DHRUV:  So you don't really see that your margins can go up from here?

VIVEK: No, I said that we will improve margins, you know, relative to, excluding the impact of rupee appreciation, relative to where we are today.

RAHUL DHRUV: Okay. One last thing on BPO, the number of active customers in Spectramind has remained at 15 while there has been a consistent increase in the client addition. So, is it that there is a huge pipeline of business out there, which is waiting to unfold, or what exactly does this mean?

RAMAN: Effectively, we have increased the number of processes that we handle for the customers. At this point of time, we run more than 50 processes for the customers, that count was 41 at the end of last quarter. So, the number of processes or the number of people per process has gone up substantially.

RAHUL DHRUV: Right. My question, Raman, was on the number of active customers.

RAMAN:  Yeah, the number of active customers remains at 15.

RAHUL DHRUV: But the client addition has consistently increased. So, I am just trying to see what we really have in store.

RAMAN: There were two small customers that we had where in terms of total revenue that they contributed was not to a large proportion. Two of those customers have had a change in thinking of what they want to do out of India and what products they want to handle out of here. And those customers have discontinued their business with us and we have added some more customers. So, the net figure remains at 15.

RAHUL DHRUV: Okay. And, you know, Mr. Senapaty mentioned in the call earlier that there is an IRR for all these acquisitions. Can you tell us what this IRR is and what period?

VIVEK: We operate, we have a set IRR which we keep evaluating every year in terms of if at all it requires any change. We haven't over the last two years. And we operate on a seven years DCF methodology.

RAHUL DHRUV:  Right.  So anything could be like initially dilutive for nearly three or four years or three years or whatever and then can....

VIVEK: Well, we don't look at to be initially dilutive for three to four years because we definitely focus then by which quarter it will become positive in terms of the balance sheet not to be dilutive.

RAHUL DHRUV:  Right.  Okay, thank you very much.

VIVEK:  Thank you.

MODERATOR: Thank you very much sir. Our next question comes from Mr. Pramod Gupta of ABN AMRO.

SAURAV: Yeah, hi. This is Saurav here. Couple of questions, one is that, you know, in your top client Transco, we see the proportion coming down quite substantially I guess from 9% to 6% this quarter. Could you just give the reason and what is the view forward.

VIVEK:  I am sorry, could you repeat the question please?

SAURAV: Your top client Transco revenue fell from 9% as a proportion of your sale to 6% this quarter, from last quarter to this quarter. Reasons for the ramp down and out look forward?

SUDEEP: Yeah, hi. On Transco as you probably remember that Transco got merged with National Grid about 8-9 months ago and after the completion of the merger, there is a complete new management team that took over. So, they went and in the subsequent action there after the new CIO moved in was to take a look at all the projects, find out which were appropriate in the new business scenario and then they had to make some decisions on what projects to close and where they would make their new investments. So, that has what affected the volume growth in April-May-June for Transco. But that is now over and the new CIO has settled in and we have projections for them, a better outlook for them. So, going forward, we would have a better outlook to report in the subsequent quarters. The important point that I would like to mention here is that after the merger between Transco and National Grid, we have just signed a new contract which has just started now, and that includes National Grid, both UK and US. So, we have, in fact, just started engaging with National Grid, US. So, that is also going to add to the volumes that we expect going forward from this account. I would say last quarter was really a temporary blip.

SAURAV: Yeah, my second question is that, you know, you have given the volume and pricing in your data sheet. Is it including Nervewire that is the revenue which you have taken and calculated these things?

SENAPATY:  No, that doesn't include Nervewire.

SAURAV: Okay. So, the pricing for, in terms of onsite business is excluding Nervewire.

SENAPATY: That is right. This quarter since Nervewire was there only for a couple of months and we will include them in the matrix once they have a completed quarter. So, all the matrix that has been shared are excluding Nervewire.

SAURAV:  Okay.  Thanks

VIVEK:  Thank you.

PRAMOD:  Hi, I am Pramod here.  Just one question I had.  Hello?

VIVEK:  Yes please.  Please go ahead.

PRAMOD: I was wanting to, what exactly has been taken the guidance for Spectramind for the next quarter. What is the growth outlook on that? If you could just differentiate on Spectramind and IT services separately in the $210 million.

VIVEK: You know, for example, if the last quarter if you look at, we had about $195 million and Spectramind contributed about $17.1 million which was about 8% of our total revenue and you would expect percentage component higher share in the $210 million.

PRAMOD:  But you are not giving any specifics on that?

VIVEK:  Sorry?

PRAMOD:  No specific outlook on Spectramind or ITES....

VIVEK: Because 210 includes that and I would say that we would expect it to grow faster than the overall growth that we have given as guidance for the next quarter.

PRAMOD: Another thing that I wanted to understand is that, you know, Wipro probably has a very specific skill sets and probably all the resources are not fungible across the company because surely resources in R&D services having very different skill sets than what is required probably in the enterprise side. So, are the utilization levels still very different in both the sides or they are near to convergence or, how is the scenario now?

SENAPATY: No, Pramod. Across the tech and enterprise business utilizations are comparable.

VIVEK: Comparable plus so far as the fungibility you talked about, I don't think it is any longer holds good that they are not fungible because we have situations where the technology business did not grow and we had the enterprise business growing faster, we were able to move many people from the telecom practice into enterprise and the vise-versa. So, that fungibility, though it is not on a large scale like it could be within the enterprise segment to a particular extent, we have been able to be doing it successfully.

PRAMOD: Okay.  Thanks a lot.

VIVEK:  Thank you.

MODERATOR: Thank you very much sir. We have our next question from Mr. Trideep Bhattacharya of UBS Warburg.

TRIDEEP BHATTACHARYA: Yeah, hi. I had, my both the questions are got to do with the ramp up. I wanted to understand how is the ramp up on Lehman by this deal which you signed sometime back kind of looking up right now and secondly in the last conference call you said that, like you know, some of the customer ramp up, existing customer ramp ups are not progressing well on track. Are you now satisfied with the ramp ups that you are currently seeing may not be in this particular quarter but at least going forward?

VIVEK: I think that on specifically Lehman, we can't really comment because we don't comment on individual customers. But in terms of overall, I don't think we are still satisfied with the ramp ups in, particularly in our accounts that we won in the business international services space over the last six months and the opportunity that we have there relative to what we really got.

TRIDEEP BHATTACHARYA: I see. And, I mean, most of the annual price re-negotiations with respect to your existing customers kind of broadly behind us, is that a fair assumption to make, I guess?

VIVEK: No, I think that we have customer negotiations coming up through the year. All I am saying is that the reason why we are feeling a little bit more confident than we were in the past is that over the last quarter things haven't been as tough as they used to be.

TRIDEEP BHATTACHARYA: Fair enough. Is it possible to get the integration bonus component, like you know as a percentage or whatever from the Nervewire overall loss that we made?

LAKSHMINARAYANA: Trideep, we don't give that as a separate line item primarily, but then you do see what the impact of Nervewire is overall and that is something we are giving, we started....

SENAPATY: But Trideep one thing we mentioned was that last quarter after having acquired in May, we have posted Rs. 105 million of loss which includes a component of bonus plus the normal loss, and we would expect a similar amount to be coming forth as a loss in the current quarter too because we would, I mean, we expect this to turn around little later than we have done with respect to the utility division of AMS that we acquired.

TRIDEEP BHATTACHARYA:  Fair enough.  Thanks.

SENAPATY:  Thank you.

MODERATOR: Thank you very much sir. Coming up next is a question from Mr. Aman of Taib Securities.

AMAN: Yeah, I just wanted to know whether the new clients which you have acquired this quarter, how are with the pricing been for them?

VIVEK: As far as offshore pricing is concerned, our new account revenue was at a price higher than our total average. On onsite it is was actually a little bit lower than the overall average.

SENAPATY: That is because the overall average has got up because of the acquisition which are primarily onsite-centric and the consulting business that has grown. Therefore while we are talking about new acquisition in the traditional business, the onsite current average rates are higher because of those acquisitions and the consulting component.

AMAN: Fine. And the other question was on the salary part. We mentioned that we have given salary hike for Spectramind. I was wondering when are we considering similar thing for Wipro Technologies?

VIVEK:  October.

AMAN: And what will be the criteria as to how much margin hit we can take, we benchmarked it through the market or what would be the constraint about this, the quantum of the hike?

VIVEK: Well, we will know it by this current quarter, but I don't if we give that in detail.

SENAPATY: Well, we will perhaps try and give some indication of that in the next quarter because as you have seen that it is going to impact quarter starting October.

AMAN:  Fine.  Sure, thank you.

VIVEK:  Thank you.

MODERATOR: Thank you very much sir. Our next question comes form Mr. Manoj Singla of JP Morgan.

MANOJ Singla: Yeah, hi sir, good morning. My first question relates to the foreign exchange. You said you made a profit this quarter. I just want to understand as to how much have we hedged as of now in terms of forward contracts and what is the rate at which we hedged it at?

VIVEK: It is about $150 million. I am not sharing the rates because I don't think it will make any comparison difference because the rates are a function of the hedging has been how forward, is it what three days forward, one month forward, six months forward, or one year forward, so unless you have a granularity of detail there is comparison is not possible, but one thing we could mention is that about $150 million is the hedging we have.

MANOJ SINGLA: And any idea or could you give us any sense of like what is the duration for most of it, of course you have said that there will be a variable duration, but most of it is at three months, six months?

SENAPATY:  Well, it will be from 30 days to 365 days.

MANOJ SINGLA: Okay. Secondly, I just wanted to understand on the BPO side, is attrition a major problem for the industry as of now, because we have seen some of the peers stating that the attrition is the major problem on the BPO side.

RAMAN: Attrition is one of our biggest challenges, because as in industry rather than growing the employee base and training people to the global sourcing resources, the industry is focussed on swiping people from each other, and that is causing a bit of an issue here.

MANOJ SINGLA:  And what is the current attrition that we have in Spectramind?

RAMAN:  We have given that in the data sheet, it is at 13%.

MANOJ SINGLA:  And that is annualized?

RAMAN:  No that was for the quarter.

MANOJ SINGLA: Okay. And just lastly, one more question on the IT services side, if you look at our SG&A cost, of course they have increased quite significantly over the past two quarters once you did the acquisitions. I just want to understand would we expect them to remain at the current levels, around 17-18% of revenues, or would it go down as efficiencies start coming in?

VIVEK:  I think we expect them to go down.

MANOJ SINGLA:  And any idea as to how much?

VIVEK:  Can't give that specific a guidance line item by line item.

MANOJ SINGLA:  Sure, thanks a lot Vivek.

VIVEK:  Thank you, can we have the last two questions please.

MODERATOR:  Sure sir.  Our next question comes from Mr. Ajay Sharma of Citi
Group.

AJAY SHARMA:  Yeah hi, just a clarification on Nervewire.

SENAPATY:  Ajay, it is Wipro Nervewire.

AJAY SHARMA: Yeah, did you accrue the bonus sort of 45 days or for a higher period?

SENAPATY: We have something called 100 days bonus, then one year, and then second year end. Did I answer the question. Ajay?

AJAY SHARMA:......100 day period, what I wanted to know was did you accrue the half of that amount or the full amount this quarter?

SENAPATY:  That is right, because it goes on a proportionate accrual basis.

MODERATOR:  Hello Mr. Sharma?

AJAY SHARMA:......implies that you are looking at a lower operating loss.  Is that correct?

SENAPATY: See we have posted a loss of about Rs. 105 million last quarter and we would expect a similar sum in the current quarter also, and that will consist of operating loss as well as the bonus.

AJAY SHARMA: No but last quarter you sort of consolidated for only half the period right?

SENAPATY:  That is right.

AJAY SHARMA: Where as this quarter you have the full, so there has been the reduction in operating loss, that is what I am trying to understand.

SENAPATY: Well, we will take some time to sort of restructure it and get the synergy value of it. We would expect that to take a little longer than what we have experienced in the utility acquisition. Ajay, have we answered your question? Hello.

MODERATOR:  Hello Mr. Sharma?

SENAPATY:  Can we have the last question operator?

MODERATOR:  Sure sir.  Our next question comes from Mr. Alroy Lobo of Kotak.

LOBO:  Yeah, I just had two questions,
   1. In terms of your telecom service provider practice, it appears that you had a pretty good head start in this business, but with respect to competitors you know this business seems to be lagging behind, I just wanted reasons for the same.

   2. You did mention that you know in financial services the ramp ups have not been as satisfactory. I wanted to know whether it is basically specific to clients or it is something internal within the company?

SURESH VASWANI: Answering for the telecom service provider business, you know I think there is one order which has sort of vitiated the comparisons which is the 186K order from which the revenues have now completely declined to zero, but if you exclude that, we are seeing good growth in terms of our offshore customers in the telecom service provider side, we are seeing actually pretty good growth in that side, plus we have acquired three more customers this quarter. So, basically what I am saying is if you look at and remove the lumpy order of 186K, the telecom service provider business so far is seeing good traction, and we are seeing a lot of customers also coming in from the telecom service providers into India.

VIVEK: And if I can just add to that, you know our early success in the telecom service provider has been focussing on the system integration space, and what we are finding is that the build out since the telecom service provider is not there at all, so we have had a re-start almost in terms of going back to selling normal ADM services rather than focussing on the system integration. So, that re-start has passed us. The second is that with regards to the financial services, I mean new accounts scaling, I think really the problem has been more internal than external, I think the customers when they turned up, do you want to do more, I think for whatever reason we just did not risen to that challenge, which we would like to now.

LOBO:  Thank you.

MODERATOR: Thank you very much sir. At this moment I would like to hand over back to the Wipro management for final remarks.

LAKSHMINARAYANA: Thank you ladies and gentlemen for participating in this call. We once again apologize for the delayed start as also for the quality of the audio at the beginning of the call. We had a problem with the BSNL exchange here, and thanks to our technical team and CyberBazaar who were able to sort it out and get through with the call though a bit delayed. Should you have missed anything in the call, the audio archives of the call will be available on our website and we will also put up a transcript of this very soon, and of course if you need any other information, the investor relations team consisting of Anjan, Sridhar, and I would be delighted to talk to you. We look forward to you talking to again next quarter, and have a nice day.